Leader Funds Trust 485BPOS

Exhibit 99.(n)(2)

LEADER FUNDS TRUST 18f-3 PLAN

AMENDED APPENDIX A

Funds and Classes as of September 26, 2024

Fund Family	Share Classes		Share Class Features (1)
		12b-1 Plan(2)	Front-End Sales Charge(2)	Contingent Deferred Sales Charge(3)
Leader Capital High Quality Income Fund	A	X	X
	C	X		X
Institutional
	Investor	X
Leader Capital Short Term High Yield Bond Fund	A	X	X
	C	X		X
Institutional
	Investor	X

(1)	The features and expenses of each share class are described in further detail in the respective Fund’s Prospectus.

(2)	The distribution and shareholder servicing expenses of a share class are provided for in the Fund’s respective 12b-1 Plan.

(3)	The sales charges associated with a share class are described further in the respective Fund's Prospectus.

IN WITNESS WHEREOF, the Trust has executed this amended Multi-Class Plan as of [__], 2024.

LEADER FUNDS TRUST

By:
John Lekas, President